SMH CAPITAL INVESTMENTS LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SMH Capital Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen, Suite 534
(No. and Street)

Ft. Worth	**TX**	**76109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwayne Moyers **817-569-7000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	**China Spring**	**TX**	**76633**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Dwayne Moyers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMH Capital Investments LLC**, as of **December 31**, 20 **20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Dwayne A. Moyers

Signature

CEO

Title

Notary Public

LISA C HALEY
Notary ID #7405532
My Commission Expires
January 12, 2023
NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMH CAPITAL INVESTMENTS LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of SMH Capital Investments LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of SMH Capital Investments LLC (the "Company") as of December 31, 2020, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
March 29 2021

We have served as the SMH Capital Investments LLC's auditor since 2019.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash	$	113,661
Clearing deposit		100,000
Investment in equity securities, at fair value		37,054
Accounts receivable		4,639
Prepaid expenses		2,860
Total assets	$	258,214

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,111
Due to affiliate		1,997
Total liabilities		7,108
Member's equity		200,057
Additional paid in capital		-
Unrealized loss on securities		-
Retained earnings		-
Accumulated other comprehensive loss		(8,589)
Net income		59,638
Total equity		251,106
Total liabilities and member's equity	$	258,214

The accompanying notes are an integral part of these financial statements.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Commissions	$	105,134
Mutual funds		16,121
Annuities		16,510
Dividend income		1,377
Realized loss		(1,531)
Total revenue		137,611
Expenses:		
Compensation & benefits		15,000
Professional fees		42,203
Occupancy		6,480
Technology		5,340
Regulatory		7,694
Other expenses		1,256
Total expenses		77,973
Net income	$	59,638
Other comprehensive income:		
Unrealized loss on available-for-sale securities		(8,589)
Total comprehensive income	$	51,049

The accompanying notes are an integral part of these financial statements.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - December 31, 2019	$	226,672
Ne Income		59,638
Unrealized Loss		(8,589)
PY adjustment to move OCI to RE		(1,615)
Member's capital distributions		(25,000)
Balance - December 31, 2020	$	251,106

The accompanying notes are an integral part of these financial statements.

4

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows provided by operating activities:		
Net income	$	59,638
Adjustments to reconcile net income to net cash used for		
operating activities:		
Accounts receivable		(1,268)
Prepaid expenses		201
Accounts payable		813
Due to affiliate		(51,486)
Net loss on the disposal of available-for-sale securities		1,513
Net cash provided by operating activities		7,898
Cash flows from investing activities:		
Sale of securities		29,410
Purchase of securities		(45,643)
Net cash used for investing activities		(11,735)
Cash flows from financing activities:		
Member capital contributions		(25,000)
Net cash used for financing activities		(25,000)
Net Decrease in cash and cash equivalents		(31,822)
Cash - beginning of period		145,483
Cash - end of period	$	113,661

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SMH Capital Investments LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. The Company is a wholly owned subsidy of Moyers Organization LLC (the Parent).

On November 10, 2017, the Parent entered into an agreement with Westport Resources Investment Services, Inc. to buy 100% of the outstanding shares of the Company. SMH Capital Investments LLC is a wholly-owned subsidiary of the Parent. Effective July 19, 2018, the Company received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership and control of the Company. On October 5, 2018, the Company received approval from FINRA authorizing a conversion of corporate structure to a Texas Limited Liability Corporation and authorizing a name change from Westport Resource Investment Services, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

At December 31, 2020, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2020.

Recent accounting pronouncements – In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. The Company evaluated ASU 2014-09 and determined there was no impact to the financial statements and related disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2020. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2017.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2020 the Company's cash in bank did not exceeds federally insured limits.

NOTE 4 – NET CAPITAL REQUIREMENT
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $237,641, which was $137,641 in excess of its required net capital of $100,000. The Company's ratio of indebtedness to net capital was 2.99%.

NOTE 5 – FAIR VALUE MEASUREMENTS
The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

NOTE 5 – FAIR VALUE MEASUREMENTS(CONTINUED)

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the   Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Security holdings	$37,054	-	-	$37,054

NOTE 6 – INVESTMENTS
The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE 7 – SUBSEQUENT EVENTS
In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2020 through March 29, 2021, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

NOTE 8 – RELATED PARTY TRANSACTIONS
On April 1, 2018, The Company, its Parent and an affiliate entered into an expense sharing agreement (the Agreement), which may be revised from time to time, but not less than annually. The agreement states that certain shared expenses; accounting, legal, finance, compliance, back office and other administrative services are to be paid by the affiliate. For the year ended December 31, 2020, fees charged to the Company by the affiliate for services related to the Agreement totaled $26,820. At December 31, 2020, $1,997 was due to affiliate as shown on the Statement of Financial Condition.

NOTE 9 – COMMITMENTS AND CONTINGENCIES
The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

SMH CAPITAL INVESTMENTS LLC

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2020

Allowable capital:	
Total members' equity	$ 251,106
Less non-allowable assets:	
Accounts receivable	4,639
Prepaid expenses	2,860
Total non-allowable assets	7,499
Net capital before haircuts on securities	243,607
Haircuts on securities	5,966
Net capital	$ 237,641
Aggregate indebtedness	$ 7,108
Minimum net capital required	
(the greater of $100,000 or 6 2/3% of aggregated indebtedness)	$ 100,000
Excess net capital	$ 137,641
Ratio: Aggregate indebtedness to net capital	.30 to 1

No material differences exist between the above computation and the computation included
in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

SMH CAPITAL INVESTMENTS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3.



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Dwayne Moyers
SMH Capital Investments LLC
4200 S. Hulen Street, Suite
534
Ft. Worth, TX 76109

Dear Dwayne Moyers:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which SMH Capital Investments LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. SMH Capital Investments LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. SMH Capital Investments LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SMH Capital Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
March 29, 2021



SMH Capital Advisors, Inc.

SMH Capital Investments
A Division of Sanders Morris Harris Inc.
Member FINRA/SIPC

March 29, 2021

Mr. Nathan T. Tuttle, CPA
Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of my knowledge and belief, SMH Capital Investments, LLC, herein after referred to as SMHCI, as registered securities broker dealer firm, does hereby:

1. Claim exemption 15c3-3(k)(2)(ii) from 15c303; and
2. Further states that SMHCI has met the identified exemption from January 1, 2020 through March 29, 2021, without exception, unless, noted in number 3, below; and finally
3. That SMHCI affirms that it has no exceptions to report this fiscal year through March 29, 2021.

Regards,



_____
Dwayne Moyers, President

101 York Ave● Weatherford, TX 76086
800.357.6663 **toll free** ~ 817.596.0205 **local** ~ 817.596.7472 **fax**

4800 Overton Plaza● Suite 300● Fort Worth, TX 76109
800.278.4308 **toll free** ~ 817.569.7030 **local** ~ 817.731.4641 **fax**